Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

AuRico Gold Inc.
320 Bay Street Suite
1520
Toronto, Ontario
M5H 4A6 CANADA

Item 2	Date of Material Change

July 12, 2011

Item 3	News Release

An AuRico Gold Inc. press release was disseminated over Canada NewsWire on July 12, 2011.

Item 4	Summary of Material Change

AuRico Gold reports increased production profile, record operating cash flow and record net free cash flow for the second quarter

Item 5	Full Description of Material Change

AuRico Gold Inc. (“AuRico” or “the Company”) is pleased to announce preliminary results that include a significant increase in production as well as record operating cash flow and net free cash flow for the second quarter. During the quarter, the Ocampo mine produced 19% more gold equivalent ounces (realized) as compared to Q1 2011 at cash costs of $340 per realized gold equivalent ounce, resulting in a record margin of 77% or $1,171 per gold equivalent ounce. The Company’s consolidated production for the quarter was augmented by solid production from the El Chanate mine that was acquired effective April 8, 2011.

The Company also announces that based on the continued success in reducing costs at Ocampo during the first six months of the year, the 2011 cash cost outlook previously reported for Ocampo has been decreased to $400-$430 per gold equivalent ounce from $425-$455 at a gold to silver ratio of 55:1.

Second Quarter Highlights

On a consolidated basis, the Company reported:

  Increased quarter-end cash balance by 54% to $102 million as compared to a cash balance of $66 million immediately following the completion of the Capital Gold acquisition, effective April 8, 2011.
  Record revenues of $113 million, a 98% increase over 2010.
  Record operating cash flow of $55 million, a 251% increase over 2010.
  Record net free cash flow of $21 million, a 263% increase over 2010.
  Strong production of 43,652 gold ounces and 1.2 million silver ounces, or 66,120 gold equivalent ounces using the Company’s long-term gold equivalency ratio of 55:1 and 75,022 using the actual gold equivalency ratio of 39:1 realized during the quarter, representing an increase of 53% over the same period in 2010.
  Strong consolidated cash cost performance of $433 per gold equivalent ounce using the Company’s long-term gold equivalency ratio of 55:1. Using the actual gold equivalency ratio of 39:1 realized in the quarter, cash costs were $381, with margins of $1,128 per gold equivalent ounce (75%), representing a decrease of 26% over the same period in 2010.

On an asset basis, the Company reported:

  Effective cost containment initiatives: Cash costs at Ocampo of $399 per gold equivalent ounce using the Company’s long-term gold equivalency ratio of 55:1. Using the actual gold equivalency ratio of 39:1 realized in the quarter, cash costs were $340, with margins of $1,171 per gold equivalent ounce (77%), the highest ever in the history of Ocampo.
  Reduced cash cost guidance at Ocampo: Continued productivity improvements and effective cost containment initiatives at Ocampo have resulted in a $25 per ounce (6%) decrease in the Company’s 2011 cash cost outlook for Ocampo to $400-430 per gold equivalent ounce using the Company’s long- term gold equivalency ratio of 55:1.
  Increased productivity at El Chanate: Upon completing the acquisition of Capital Gold, the Company immediately deployed additional mining equipment to increase material movement rates at El Chanate, which in June was 79% more than the 2010 average. Optimization of the crushing and stacking operation has allowed the facility to recently increase placement rates by almost 30% from 14,000 to approximately 18,000 tonnes per day. The higher stacking rate is expected to positively impact production and cash costs in the latter part of Q3.
  Production resumes at El Cubo: On July 11 processing at the Los Torres mill resumed. In June, mining rates averaged 1,108 tonnes per day, significantly ahead of planned rates. As of July 10, the ore stockpiled ahead of the mill for processing exceeded 75,000 tonnes.
  Success from the 2011 exploration program: Positive results were reported during the quarter from the Ocampo district and the El Chanate mine exploration programs.
Ocampo Key Highlights
  Best ever net free cash flow performance at $28 million
  Lowest ever realized cash costs at $340 per gold equivalent ounce
  Best ever margins at 77% or $1,171 per gold equivalent ounce
  Underground productivity of 1,893 tonnes per day
  Record underground development of 7,520 metres
  Open pit mining rate of 110,532 tonnes per day
  Picacho push-back near completion, currently mining mill-grade ore
  Estrella and Conico push-backs to commence in Q3
  Mill productivity of 3,183 tonnes per day at the Ocampo mill processing facility
  Mill optimization initiatives have increased recoveries to 97% for gold and 88% for silver
  Heap leach tonnes increasing to target levels 10,000 tonnes per day by the end of Q3
  Successful exploration program continues to discover new high grade ores in this prospective mining district
El Chanate Key Highlights
  Material moved from the open pit and stockpiles increased to 67,320 tonnes per day in June, a 79% increase over 2010 average of 37,625 tonnes per day
  Optimization of the crushing and stacking operation has allowed the facility to recently increase placement rates from a nominal 14,000 to approximately 18,000 tonnes per day for an increase approaching 30%. The enhanced stacking rate is expected to impact production and costs in the latter part of Q3
  681,744 tonnes of Run of Mine (ROM) ore moved to the heap leach pad and placed under irrigation in Q2
  6.2 million tonnes of stacked heap leach ore are now under full irrigation
  All crushed and stacked ore is now agglomerated
  12 pieces of new contractor and owner equipment deployed during the quarter
  Exploration program launched with significant results returning composite grades substantially higher than reserve grades
El Cubo Highlights
  Processing resumed at Las Torres Mill on July 11
  Mining rate averaged 1,108 tonnes per day in June, significantly ahead of planned rates
  Over 75,000 tonnes of ore stockpiled ahead of the mill for processing as of July 10
  Development toward the Dolores – Capulin discovery commenced May 1
  Longhole stope drilling commenced in June and capacity will be further increased with the mid July delivery of the first of two new drill rigs purchased. Longhole stoping conversion is expected to lead to greater productivity, lower dilution and decreased costs as demonstrated Ocampo.
  Exploration program to resume in Q3, with immediate follow-up drilling on the Dolores – Capulin discovery

Operational Results

Three Months Ended June 30
(in thousands, except ounces and total cash costs)	Ocampo		El Chanate		El Cubo		Consolidated
	2011	2010	2011(1)	2010	2011	2010	2011	2010
Gold Production	28,781	24,963	14,871	-	-	4,268	43,652	29,231
Silver Production	1,210,798	1,066,998	24,912	-	-	213,203	1,235,710	1,280,201
Gold eq. Production (realized)	59,517	41,362	15,505	-	-	7,593	75,022	48,955
Gold eq. Production (55:1)(3)	50,796	44,363	15,324	-	-	8,143	66,120	52,506
Cash Costs(2) (realized)	$340	$458	$484	-	-	$840	$381	$520
Cash Costs(2) (55:1)(3)	$399	$426	$484	-	-	$781	$433	$484

(1)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011.
(2)	Cash costs for the Ocampo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit.
(3)	Using the Company’s long-term gold equivalency ratio.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
AuRico Gold Inc.
Tel: (647) 260-8880

Item 9	Date of Report

July 12, 2011